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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                         --------------------

                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                           (Amendment No. 1)
                         --------------------

                          Edmark Corporation
                       (Name of Subject Company)

                       Indigo Acquisition Corp.
                    International Business Machines
                              Corporation
                               (Bidders)
                         --------------------

                      Common Stock, No Par Value
                    (Title of Class of Securities)
                         --------------------

                              281094 20 1
                 (CUSIP Number of Class of Securities)
                         --------------------

                      Lawrence R. Riccardi, Esq.
               Senior Vice President and General Counsel
              International Business Machines Corporation
                           Old Orchard Road
                        Armonk, New York 10504
                            (914) 765-1900

     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)
                         --------------------

                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

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


          International Business Machines Corporation and Indigo Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on November 18, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Edmark Corporation, a Washington corporation, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 10. Additional Information.

          On December 2, 1996, IBM issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(10) Press Release, dated December 2, 1996.

                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1996


                              TOPAZ ACQUISITION CORP.,

                              by:   /s/  LEE A. DAYTON
                                 -------------------------
                                 Name: Lee A. Dayton
                                 Title: President

                              INTERNATIONAL BUSINESS
                              MACHINES CORPORATION,

                              by:    /s/  JOHN E. HICKEY
                                 -------------------------
                                 Name: John E. Hickey
                                 Title:   Vice President, Assistant
                                            General Counsel and
                                            Secretary

                             EXHIBIT INDEX


                                                          Sequentially
Exhibit No.                  Exhibit                      Numbered Page

(a)(10)          Press Release, dated
                 December 2, 1996

                          [Letterhead of IBM]


                                            Contact:  Scott Brooks
                                                       (914) 765-4392
                                                       MEDIA@INFO.IBM.COM

             IBM ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
                WAITING PERIOD INVOLVING EDMARK MERGER


          ARMONK, N.Y., December 3, 1996 . . . IBM today announced that the Hart-Scott-Rodino waiting period relating to IBM's proposed merger with Edmark Corporation has expired. IBM's tender offer for Edmark currently is scheduled to expire on December 16, 1996.

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